Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Chair Resignation, Dr. Mark Nelson appointed Interim Chair

Melbourne (Australia) and Indianapolis, IN (U.S.) – 3 February 2026. Telix Pharmaceuticals Limited (ASX: TLX, NASDAQ: TLX, “Telix”) today announces that Ms. Tiffany Olson has resigned as Non-Executive Director and Board Chair, effective today, 3 February 2026.

Dr. Mark Nelson, a long-standing independent, Non-Executive Director since Telix’s listing on the Australian Securities Exchange (ASX), has been appointed as Interim Chair. The Board is in advanced stages of a process to appoint new Non-Executive Directors and is committed to appointing a new Independent Chair as soon as feasible.

Dr. Nelson, Interim Chair of Telix said, “We support Tiffany’s personal decision and extend our sincere thanks for her service to the Board since March 2022, and for the significant contribution she made throughout an important phase in the Company’s evolution. Telix has an exceptionally strong commercial business and pipeline and we expect 2026 to be a pivotal year. We assure investors that this does not impact on the delivery of the near-term milestones and the long-term growth strategy of the Company. The Board is committed to working together to ensure an orderly transition.”

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, United Kingdom, Brazil, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. Telix is listed on the ASX (ASX: TLX) and the Nasdaq Global Select Market (NASDAQ: TLX).
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and U.S. Securities and Exchange Commission (SEC) filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations (Global)
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

Telix Investor Relations (U.S.)
Annie Kasparian
Telix Pharmaceuticals Limited
Director Investor Relations and Corporate Communications
Email: annie.kasparian@telixpharma.com

This announcement has been authorized for release by the Telix Pharmaceuticals Limited Board of Directors.

Legal Notices
Cautionary Statement Regarding Forward-Looking Statements.
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
The information contained in this announcement is not intended to be an offer for subscription, invitation or recommendation with respect to securities of Telix Pharmaceuticals Limited (Telix) in any jurisdiction, including the United States. The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress, completion and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, including the planned NDA resubmission for TLX101-Px and the planned BLA resubmission for TLX250-Px, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialization of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; the anticipated impact of U.S. and foreign tariffs and other macroeconomic conditions on Telix’s business; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
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